Our date
2005-09-22

Our reference

Attending to this matter, tel. direct line, fax direct line

Your date

Your reference

KF/Gunnar Båtelsson, +46 26 26 10 20

Commission File No. 82-1463

05011617

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the ”Act”) granted to Sandvik AB by the Securities and Exchange Commission (the ”Commission”) pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik receives major order to the oil and gas industry, dated 21 September 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

SEC-brev 050920 SMC

SANDVIK

Press Release

Sandvik receives major order to the oil and gas industry

Sandvik Materials Technology has received a major order for seamless tubes for the oil and gas industry. The order has a value of more than SEK 1 billion and includes production tubing in the material Sandvik Sanicro28™.

Deliveries will be made during the coming three years and the production tubing will be used for oil and gas extraction in the Middle East.

The tubes will be supplied with TenarisBlue® premium connections under the strategic alliance that Sandvik Materials Technogy has developed with Tenaris, the leading global supplier of seamless steel pipe products to the oil and gas industry.

"This order confirms Sandvik's leading position as a producer of seamless tubes in advanced stainless and special alloy materials for the most demanding applications within the oil and gas industry," says Peter Gossas, President of Sandvik Materials Technology.

Sandviken den 21 september 2005

Sandvik AB; (publ)

For further information, contact: Peter Gossas, President of the Sandvik Materials Technology business area, +46 26 263333.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced.stainless materials, special alloys, metallic and ceramic resistance materials, as well as process plants and sorting systems. Annual sales are about SEK 14,500 M with 8,300 employees. The product areas comprises Tube, Strip, Wire, Kanthal and Process Systems.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43